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May 29, 2018

Confidential Submission via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	9374-8572 Québec Inc.

Confidential Submission of Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of 9374-8572 Québec Inc., a newly-formed Québec corporation (“New Alithya”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) for confidential non-public review by the staff of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). New Alithya qualifies as an “emerging growth company” as defined in section 2(a)(19) of the Securities Act.

Background

The Draft Registration Statement relates to (i) the proposed acquisition (the “arrangement”) by New Alithya of Alithya Group Inc., a Québec private corporation (“Alithya”), pursuant to a plan of arrangement under the laws of Québec, Canada and (ii) the proposed merger (the “merger” and, together with the arrangement, the “transactions”) between 9374-8572 Delaware Inc., a newly-formed wholly-owned Delaware subsidiary of New Alithya, and Edgewater Technology, Inc., a Delaware corporation (“Edgewater”). Upon completion of the transactions, Alithya and Edgewater will become wholly-owned subsidiaries of New Alithya, which will be renamed “Alithya Group Inc.”

As consideration for the merger, Edgewater stockholders will receive 1.3118 newly issued common shares, no par value (“New Alithya Common Shares”), of New Alithya in exchange for each share of common stock, U.S.$0.01 par value, of Edgewater held by such stockholders, subject to certain adjustments as described in more detail in the Draft Registration Statement. In addition to the right of Edgewater stockholders to receive New Alithya Common Shares, Edgewater will declare to Edgewater stockholders and option holders of record immediately prior to the closing of the transactions a special dividend equal to U.S.$20.5 million, subject to certain adjustments as described in more detail in the Draft Registration Statement. Payment of the special dividend will be contingent upon the closing of the transactions and will be paid within ten days following closing.

As consideration for the arrangement, each common share, no par value, of Alithya and each multiple voting common share, no par value, of Alithya then issued and outstanding will be cancelled and automatically converted into the right to receive one newly issued New Alithya Common Share and one newly issued multiple voting common share, no par value (“New Alithya Multiple Voting Common Shares”), of New Alithya, respectively. New Alithya Multiple Voting Common Shares will be similar to New Alithya Common Shares except that each New Alithya Multiple Voting Common Share will have ten times the voting rights of each New Alithya Common Share.

New Alithya will apply to list the New Alithya Common Shares to be issued or reserved for issuance pursuant to the transactions on the NASDAQ Global Market and the Toronto Stock Exchange. Edgewater Common Stock will be delisted from the NASDAQ Global Market and deregistered under the Securities Exchange Act of 1934, as amended, upon or as soon as practicable after the completion of the transactions, and Edgewater will no longer file periodic reports with the Commission.

Financial Statements

In this submission, New Alithya has:

(i)	included the audited balance sheet of New Alithya as of May 5, 2018;
(ii)	included the audited consolidated financial statements of Alithya as of March 31, 2017 and for the fiscal year ended March 31, 2017 and the related management’s discussion and analysis of financial condition and results of operations; and
(iii)	incorporated by reference the audited consolidated financial statements of Edgewater as of December 31, 2017 and 2016 and for the fiscal years ended December 31, 2017, 2016 and 2015 and the unaudited consolidated financial statements of Edgewater as of March 31, 2018 and for the fiscal quarters ended March 31, 2018 and 2017.

Waiver of the Requirement of Item 8.A.4 of Form 20-F

With respect to the financial statements of Alithya, New Alithya respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F (which is required by Item 17 of Form F-4), which states that the Draft Registration Statement must contain audited financial statements as of a date not older than 12 months from the date of the offerings unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

New Alithya is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the Staff’s 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) at Section III.B.c, in which the staff notes that:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.”

In connection with this request, New Alithya has made representations to the Commission in a letter submitted concurrently with the Registration Statement and filed as Exhibit 99.11 to the Draft Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

New Alithya plans to include in a revised Draft Registration Statement the audited consolidated financial statements of Alithya as of March 31, 2018 and for the fiscal year ended March 31, 2018 upon their availability and to supplement the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya” in the Draft Registration Statement to include management’s discussion and analysis of Alithya’s financial condition and results of operations for the fiscal year ended March 31, 2018.

If you have any questions concerning the foregoing, or if you require additional information, please do not hesitate to contact me at 212.991.2533.

Very truly yours,

/s/ Jason Comerford
Jason Comerford

cc:	Mr. Paul Raymond, Chief Executive Officer and President, 9374-8572 Québec Inc.